AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

23 September 2002

02055266

02 OCT -9 AM 11:25

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 16 September 2002, Re: Amsteel Corporation Berhad - Proposed Corporate and Debt Restructuring Exercises for ACB Group of Companies ("Proposed Scheme") and

2) General Announcement dated 18 September 2002, Re: Amsteel Corporation Berhad - Proposed Corporate and Debt Restructuring Exercises for ACB Group of Companies ("Proposed ACB Scheme").

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
OCT 2 3 2002
THOMSON
FINANCIAL

CHAN POH LAN
Secretary

dlw 10/9

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Reference No MM-020916-67025

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2710**
* Contact person	:	**Tan Kong Han**
* Designation	:	**Senior General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("ACB")
Proposed Corporate and Debt Restructuring Exercises for ACB Group of Companies ("Proposed Scheme")

* **Contents :-**

The Directors of ACB wish to announce that the meetings of the following companies with the following categories of creditors were held earlier today and the voting results are as disclosed in Table 1.

The rest of the scheme meetings for the subsidiary companies of ACB, namely Avenel Sdn Bhd, Lion Mutiara Parade Sdn Bhd, Lion Seremban Parade Sdn Bhd, Visionwell Sdn Bhd and Lion Ipoh Parade Sdn Bhd will be held on 18 September 2002 whilst the scheme meeting for Silverstone Berhad will be held on 26 September 2002.

This announcement is dated 16 September 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Categories of Creditors	Votes in Favour
ACB (Note 1)	
Meeting of Unsecured Creditors Class 1	99.96% in value and 96.67% in number
Meeting of Unsecured Creditors Class 2	100%
Meeting of Unsecured Creditors Class 3	100%
Meeting of Unsecured Creditors Class 4	100%

Akurjaya Sdn Bhd (Note 1)	
Meeting of Secured Creditors	100%
Meeting of Unsecured Creditors	100%
Ambang Jaya Sdn Bhd (Note 1)	
Meeting of Secured Creditors	100%
Ayer Keroh Resort Sdn Bhd (Note 1)	
Meeting of Secured Creditors	100%
Amsteel Finance International B.V. (Note 2)	
Meeting of holders of Floating Rate Notes USD100 million	92.50% in value
Meeting of holders of Floating Rate Notes USD40 million	85.71% in value
ACB (Note 2)	
Meeting of holders of Floating Rate Notes USD140 million	95.42% in value

Notes:

1. For these companies, the Proposed Scheme is implemented via Section 176 of the Companies Act, 1965 where the requisite approval being a majority in number (that is more than 50% present and voting in number) representing three quarters in value is required to agree to the Proposed Scheme.

2. The requisite approval is determined under the relevant agreements governing the respective Floating Rate Notes.

18. SEP. 2002 17:54 RHB SAKURA MERCHANT 603 9872233 NO. 4594 P. 1

Fax: 2162 3448

Pls sign-off

Form Version 2.0

General Announcement

Reference No MM-020918-51908

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Tan Kong Han**
* Designation	:	**Senior General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("ACB")
Proposed Corporate and Debt Restructuring Exercises for ACB Group of Companies ("Proposed ACB Scheme")

* **Contents :-**

Further to the announcement dated 16 September 2002, the Directors of ACB wish to announce that the scheme meetings of the companies (other than Lion Seremban Parade Sdn Bhd ("LSP")) with the categories of scheme creditors as particularised in Table 1, convened pursuant to Section 176 of the Companies Act, 1965 were held earlier today and the voting results are as disclosed in Table 1.

The scheme meeting of LSP has been adjourned to 11.45 a.m., 25 September 2002 at Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur.

With the conclusion of the scheme meetings for ACB and its subsidiaries (other than LSP) on 16 September 2002 and 18 September 2002, the Proposed ACB Scheme remains subject to, *inter alia*, the following conditions precedent in addition to the requisite approval of scheme creditors of LSP:

1. the approval-in-principle of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new ACB shares, warrants and new ACB shares arising from the exercise of warrants to be issued pursuant to the Proposed ACB Scheme;
2. the shareholders of ACB;
3. the Proposed ACB Scheme being sanctioned by the High Court pursuant to Section 176 of the Companies Act, 1965 and the proposed capital reconstruction exercise for ACB being sanctioned by the High Court pursuant to Section 64 of the Companies Act, 1965; and
4. the proposed corporate and debt restructuring exercises for Lion Corporation Berhad, Lion Land Berhad and Angkasa Marketing Berhad group of companies being unconditional.

This announcement is dated 18 September 2002.

APPROVED FOR RELEASE

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Categories of Creditors	Votes in Favour
Avenel Sdn Bhd	
Meeting of Secured Creditors	100%
Meeting of Unsecured Creditors	100%
Lion Mutiara Parade Sdn Bhd	
Meeting of Secured Creditors	100%
Visionwell Sdn Bhd	
Meeting of Secured Creditors	100%
Meeting of Non-Financial Institutions Creditors	100%
Lion Ipoh Parade Sdn Bhd	
Meeting of Secured Creditors	100%